Exhibit 99.1

ET-S Permian Holdings Company LP

Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025 and for the Six Months Ended December 31, 2024

ET-S Permian Holdings Company LP

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REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
Board of Managers and Partners
ET-S Permian Holdings Company LP

Opinion
We have audited the consolidated financial statements of ET-S Permian Holdings Company LP (a Texas limited liability company) and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for the year ended December 31, 2025 and for the six months ended December 31, 2024, and the related notes to the consolidated financial statements.
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the year ended December 31, 2025 and for the six months ended December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.
Basis for opinion
We conducted our audits of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of management for the financial statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the consolidated financial statements are issued.

Auditor’s responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.
In performing an audit in accordance with US GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
/s/ GRANT THORNTON LLP
Dallas, Texas
February 19, 2026

ET-S Permian Holdings Company LP
Consolidated Balance Sheets
(Dollars in thousands)

	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$ 17,767	$ 19,973
Accounts receivable	47,676	60,553
Accounts receivable from affiliate	50,820	186,913
Other current assets	5,419	5,818
Total current assets	121,682	273,257

Property, plant and equipment	4,227,855	4,020,551
Accumulated depreciation	(895,095)	(718,857)
Property, plant and equipment, net	3,332,760	3,301,694

Intangible assets	232,141	232,273
Accumulated amortization	(52,081)	(25,505)
Intangible assets, net	180,060	206,768

Goodwill	18,285	18,285
Operating ROU asset, net	351	401
Other non-current assets	110,237	85,151
Total long term assets	3,641,693	3,612,299

Total assets	$ 3,763,375	$ 3,885,556

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
Accounts payable	$ 5,635	$ 29,036
Accounts payable to affiliate	114,001	33,211
Current income tax payable	—	697
Deposits	7,382	7,839
Accrued expenses	31,523	35,192
Operating lease - current portion	58	101
Total current liabilities	158,599	106,076

Long-term note payable to affiliate	—	197
Deferred income tax	4,761	3,904
Operating lease - non current portion	295	352
Other non-current liabilities	26,864	45,375
Total non-current liabilities	31,920	49,828

Partners' capital	3,572,856	3,729,652

Total liabilities and partners' capital	$ 3,763,375	$ 3,885,556

The accompanying notes are an integral part of the consolidated financial statements.

ET-S Permian Holdings Company LP
Consolidated Statements of Operations
(Dollars in thousands)

	Twelve Months Ended December 31,	Six Months Ended December 31,
	2025	2024
Revenues:
Third party revenues	$ 377,874	$ 217,099
Affiliate revenues	20,253,945	8,483,138
Total revenues	20,631,819	8,700,237

Costs and Expenses:
Third party cost of goods sold	938	769
Affiliate cost of goods sold	19,800,599	8,330,642
Operating expenses	174,682	79,366
General and administrative expenses	32,799	17,023
Depreciation and amortization expense	205,339	108,998
Total costs and expenses	20,214,357	8,536,798

Operating income	417,462	163,439

Interest income	—	85
Other income (expense)	(518)	58
Net income before tax	416,944	163,582

Income tax expense	4,761	339
Net income	$ 412,183	$ 163,243

The accompanying notes are an integral part of the consolidated financial statements.

ET-S Permian Holdings Company LP
Consolidated Statements of Partners’ Capital
(Dollars in thousands)

	Energy Transfer LP	Sunoco LP	Total
Balance, July 1, 2024 (Contributions from partners)	$ 2,407,249	$ 1,159,083	$ 3,566,332
Non-cash compensation	77	—	77
Net income	110,189	53,054	163,243
Balance, December 31, 2024	2,517,515	1,212,137	3,729,652
Contributions from partners	152,006	73,188	225,194
Distributions to partners	(531,821)	(256,062)	(787,883)
Other	(4,246)	(2,044)	(6,290)
Net income	278,223	133,960	412,183
Balance, December 31, 2025	$ 2,411,677	$ 1,161,179	$ 3,572,856

The accompanying notes are an integral part of the consolidated financial statements.

ET-S Permian Holdings Company LP
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Twelve Months Ended December 31,	Six Months Ended December 31,
	2025	2024
OPERATING ACTIVITIES:
Net income	$ 412,183	$ 163,243
Reconciliation of net income to cash provided by operations:
Depreciation expense	178,763	96,472
Amortization expense	26,576	12,526
Non-cash compensation expense	388	77
Other non-cash	62	(18,559)
Changes in operating assets and liabilities:
Accounts receivable	(1,577)	(53,031)
Accounts receivable from affiliates	152,521	(186,912)
Inventories	394	82,128
Other current assets	5	2,103
Accounts payable	(23,789)	28,081
Accounts payable to affiliates	80,790	33,211
Deposits from customers	(457)	5,970
Accrued expenses	(2,630)	(10,024)
Other current liabilities	(740)	2
Other non-current assets and liabilities, net	(42,749)	(79,767)
Net cash provided by operating activities	779,740	75,520
INVESTING ACTIVITIES:
Capital expenditures	(219,060)	(55,547)
Net cash used in investing activities	(219,060)	(55,547)
FINANCING ACTIVITIES:
Distributions to partners	(787,883)	—
Contributions from partners	225,194	—
Affiliate note activity	(197)	—
Net cash used in financing activities	(562,886)	—
Change in cash and cash equivalents	(2,206)	19,973
Cash and cash equivalents, beginning of period	19,973	—
Cash and cash equivalents, end of period	$ 17,767	$ 19,973

Supplemental cash flow information:
Change in accrued capital expenditures	$ (1)	$ 8,831
Cash paid for interest	—	(85)
Non-cash contributions (distributions) from partners	(6,290)	3,566,332

The accompanying notes are an integral part of the consolidated financial statements.

ET-S Permian Holdings Company LP
Notes to Consolidated Financial Statements
1.    Business and Organization:
Business
The consolidated financial statements presented herein reflect the results of ET-S Permian Holdings Company LP, a Texas limited partnership, and its wholly-owned subsidiaries, ET-S Permian Pipeline Company, LLC, a Texas limited liability company, ET-S Permian Terminals, LLC, a Texas limited liability company, and ET-S Permian Marketing Company, LLC, a Texas limited liability company (collectively, the "Company"). The limited partner interests in the Company are owned 67.5% by Energy Transfer LP and 32.5% by Sunoco LP. The Company's general partner is ET-S Permian Holdings GP LLC, a subsidiary of Energy Transfer LP.
The Company's business includes construction, ownership and operation of certain pipeline assets, terminal facilities and related assets for gathering, transportation, terminalling, handling, storage and marketing of petroleum, condensate and produced water within the Permian Basin of the United States. Marketing activities consist of buying and selling, primarily crude oil, utilizing the Company's pipeline, terminal and storage assets. The Company operates more than 5,000 miles of crude oil and water gathering pipelines with crude oil storage capacity in excess of 11 million barrels.
Organization
The Company was formed on June 21, 2024. Effective July 1, 2024, Energy Transfer LP and Sunoco LP contributed to the Company their respective crude oil and produced water gathering assets in the Permian Basin. The contributed assets and liabilities were initially recorded based on the respective partners' carrying basis. The Company is operated under the terms of its limited partnership agreement. Under the terms of this agreement, the Company is managed by two managers on the board of managers. One manager is appointed by the Managing General Partner (ET-S Permian Holdings GP LLC) and one manager is appointed by the Special General Partner (SUN Pipeline Holdings LLC, a subsidiary of Sunoco LP). The Managing General Partner and Special General Partner hold non-economic interests in the Company.
2.    Summary of Significant Accounting Policies:
Basis of Presentation
The consolidated financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of all controlled subsidiaries after the elimination of all intercompany accounts and transactions.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers cash and cash equivalents to include investments with original maturities of three months or less. As of December 31, 2025 and 2024, the Company held cash in amounts greater than federally insured limits.
Other Non-current Assets
Other non-current assets are stated at cost. The Company has crude pipeline linefill and tank bottoms of $109.8 million and $82.2 million as of December 31, 2025 and 2024, respectively.
Property, Plant and Equipment
Property, plant and equipment are carried at cost or at the fair value of the assets as of the acquisition date. The Company capitalizes all costs related to the construction of assets, including interest. Depreciation for financial reporting purposes is computed by the straight-line method over the estimated useful asset lives.
The Company assesses property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by comparing the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount exceeds the estimated fair value of the asset. No impairment was recorded for the twelve months ended December 31, 2025 or for the six months ended December 31, 2024.
Intangible Assets, net
Intangible assets are stated at cost, net of amortization computed on the straight-line method. The Company removes the gross carrying amount and the related accumulated amortization for any fully amortized intangibles in the year they are fully amortized. The following table summarizes the Company's intangible assets (in thousands), components, and useful lives:

	December 31, 2025		December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships (6 to 15 years)	$ 232,141	$ (52,081)	$ 232,273	$ (25,505)
The Company had a total of $26.6 million for the twelve months ended December 31, 2025 and $12.5 million of amortization expense for the six months ended December 31, 2024.
Estimated aggregate amortization of intangible assets for the next five years is as follows (in thousands):

Years Ending December 31:
2026	$ 26,576
2027	26,576
2028	26,576
2029	26,576
2030	17,397
Thereafter	56,359
Total expected amortization expense	$ 180,060
We review amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of amortizable intangible assets is not recoverable, we reduce the carrying amount of such assets to fair value. We review non-amortizable assets for impairment annually, or more frequently if circumstances dictate.
Asset Retirement Obligation
The Company records a liability related to the retirement of long-lived assets to be recorded at the time a legal obligation is incurred, if the liability can be reasonably estimated. When the liability is initially recorded, the carrying amount of the related asset is increased by the amount of the liability. Where there is an obligation to perform an asset retirement activity, even with the existence of uncertainties about timing or method of settlement, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be determined.
The Company's operating assets primarily consist of recently constructed pipeline assets. Management is unable to predict when the Company's pipelines and related facilities will become obsolete and require decommissioning. Accordingly, the Company recorded no liability or corresponding asset in conjunction with the guidance, as amounts and future dates of when such costs might be incurred are indeterminable.
Accounts Receivable
The Company establishes an allowance for credit losses on trade receivables based on the expected ultimate recovery of these receivables and considers many factors including historical customer collection experience, general and specific economic trends, and known specific issues related to individual customers, sectors, and transactions that might impact collectibility. Changes in the allowance are recorded as a component of operating expenses; reductions in the allowance are recorded when receivables are subsequently collected or written-off. Past due receivable balances are written-off when the Company's efforts have been unsuccessful in collecting the amount due. The Company's allowance for credit losses was not material as of December 31, 2025 and 2024.

Accounts Receivable from Affiliates
Receivables from affiliates consist of amounts due from Sunoco LP and its subsidiaries and Energy Transfer LP and its subsidiaries as discussed in Note 5.
Income Tax
The Company is a limited partnership. Accordingly, no provision for federal or state income taxes has been recorded in the financial statements of the Company and the tax effects of the Company's activities generally accrue to the partners. However, the Company is subject to franchise tax in Texas, which is recorded as state income tax expense.
Accrued and Other Current Liabilities
Accrued and other current liabilities consist primarily of accrued capital expenditures, deferred revenue and accrued property tax as of December 31, 2025 and 2024.
3.    Revenue:
Contract Balances with Customers
The Company satisfies its obligations by transferring goods or services in exchange for consideration from customers. The timing of performance may differ from the timing that the associated consideration is paid to or received from the customer, thus resulting in the recognition of a contract asset or a contract liability.
The Company recognizes a contract asset when making upfront consideration payments to certain customers or when providing services to customers prior to the time at which the Company is contractually allowed to bill for such services. As of December 31, 2025 and 2024, no contract assets have been recognized.
The Company recognizes a contract liability if the customer's payment of consideration precedes the Company's fulfillment of the performance obligations. Certain contracts contain provisions requiring customers to pay a fixed fee for a right to use the Company's assets, but allows customers to apply such fees against services to be provided at a future point in time. These amounts are reflected as deferred revenue until the customer applies the deficiency fees to services provided or becomes unable to use the fees as payment for future services due to expiration of the contractual period the fees can be applied or physical inability of the customer to utilize the fees due to capacity constraints. Contract liabilities are reflected in accrued and other current liabilities and other non-current liabilities on the consolidated balance sheets.
The following table summarizes the activity of the Company's contract liabilities (in thousands):

Contract Liabilities
Balance, July 1, 2024, contributed from partners	$ 28,126
Additions	3,323
Revenue recognized	(1,459)
Balance, December 31, 2024	29,990
Additions	5,663
Revenue recognized	(22,533)
Balance, December 31, 2025	$ 13,120
Performance Obligations
At contract inception, the Company assesses the goods and services promised in its contracts with customers and identifies a performance obligation for each promise to transfer a good or service (or bundle of goods or services) that is distinct. To identify the performance obligations, the Company considers all the goods or services promised in the contract, whether explicitly stated or implied based on customary business practices. Generally contracts have one performance obligation. Revenue is recognized when (or as) the performance obligations are satisfied, that is, when the customer obtains control of the good or service. Certain of the Company's contracts contain variable components, which, when combined with the fixed component are considered a single performance obligation. For these types of contracts, only the fixed component of the contracts are included in the table below.

As of December 31, 2025, the aggregate amount of transaction price allocated to unsatisfied (or partially satisfied) performance obligations is $389.5 million, and the Company expects to recognize this amount as revenue within the time bands illustrated below (in thousands):

	Years Ending December 31,
	2026	2027	2028	Thereafter	Total
Revenue expected to be recognized on contracts with customers existing as of December 31, 2025	$ 230,210	$ 135,037	$ 20,190	$ 4,089	$ 389,526
Practical Expedients Utilized by the Company
The Company elected the following practical expedients in accordance with GAAP:
Right to invoice - The Company elected to utilize an output method to recognize revenue that is based on the amount to which the Company has a right to invoice a customer for services performed to date, if that amount corresponds directly with the value provided to the customer for the related performance or its obligation completed to date. As such, the Company recognized revenue in the amount to which it had the right to invoice customers.
Significant financing component - The Company elected not to adjust the promised amount of consideration for the effects of significant financing component if the Company expects, at contract inception, that the period between the transfer of a promised good or service to a customer and when the customer pays for that good or service will be one year or less.
Unearned variable consideration - The Company elected to only disclose the unearned fixed consideration associated with unsatisfied performance obligations related to its various customer contracts which contain both fixed and variable components.
4.    Property, Plant and Equipment:
Property, plant and equipment and estimated useful lives consist of the following (in thousands):

	December 31,
	2025	2024
Land	$ 10,173	$ 9,978
Buildings (10 to 39 years)	39,184	35,388
Pipelines and equipment (31 to 38 years)	3,708,798	3,455,477
Right of way (40 years)	275,817	261,026
Other (5 to 25 years)	135,508	121,386
Construction work-in-progress	58,375	137,296
	4,227,855	4,020,551
Accumulated depreciation	(895,095)	(718,857)
Property, plant and equipment, net	$ 3,332,760	$ 3,301,694

5.    Related Party Transactions:
Energy Transfer is the operator of ET-S Permian; therefore, the employees of Energy Transfer perform services for their operations. ET-S Permian will reimburse Energy Transfer for all costs related to these employees. Energy Transfer has an agreement to provide ET-S Permian with various general and administrative services. For the twelve months ended December 31, 2025 the company incurred $30.7 million in management fees and for the six months ended December 31, 2024 the Company incurred $13.7 million in management fees.
The Company has also entered into commercial transactions with ET Crude Marketing. The total revenue with this affiliate makes up 98% of the total revenues at the Company for the twelve months ended December 31, 2025 and 97% of total revenues at the Company for the six months ended December 31, 2024.

6.    Commitments and Contingencies:
The Company may be subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of any ultimate liability with respect to any such actions will not materially affect the Company's financial position or results of operations.
7.    Subsequent Events:
Management has evaluated subsequent events that occurred through February 19, 2026, the date the financial statements were available to be issued. Any material subsequent events that occurred through this date have been properly recognized or disclosed in the financial statements.